Exhibit 21.1

SEACHANGE INTERNATIONAL, INC.

LIST OF SIGNIFICANT SUBSIDIARIES

Subsidiary Name	Subsidiary Jurisdiction
The On Demand Group Limited	United Kingdom

ZQ Interactive, Limited	British Virgin Islands

SeaChange International UK, Limited	United Kingdom